
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

February 3, 2009

Ms. Rachel Bennun
Chief Executive Officer
Organitech USA Inc.
Yoqneam Industrial Area
P.O. Box 700
Yoqneam 20692, Israel

   Re: **Organitech USA Inc.**
       Form 10-KSB
       Filed February 28, 2008
       File No. 000-22151

Dear Ms. Bennun:

   We issued a comment letter to you on the above captioned filing on December 30, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 17, 2009 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by February 17, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Jay Williamson at (202) 551-3393 with any questions.

             Sincerely,

             John Reynolds
             Assistant Director

Via Fax: 011-972-4959-0514